Mines Richmont inc. 110, avenue Principale Rouyn-Noranda, QC J9X 4P2, CANADA Tél. : (819) 797-2465 Téléc. : (819) 797-0166 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS
FOR THE FIRST QUARTER OF 2004

MONTREAL, April 29, 2004 - Richmont Mines announces revenues of $6,882,221 for the first quarter ended March 31, 2004, compared with revenues of $9,695,650 for the same period of 2003. Primarily due to the fact that over 22,000 tons of ore extracted from the Beaufor Mine were not processed before the end of the quarter, gold sales declined from 17,528 ounces during the first quarter of 2003 to 12,183 ounces for corresponding quarter of 2004. Consequently, for this period, the Company reports a net loss of $1,122,160, or $0.07 per share, compared with net earnings of $197,760, or $0.01 per share, for the first quarter of 2003. Cash flow from operations before net change in non-cash working capital was $397,713 compared with $1,375,921 for the same period last year.

Production

During the first quarter of 2004, production at the Beaufor Mine was 9,817 ounces of gold compared with 12,004 ounces for the same period of 2003. A total of 76,000 tons of ore was extracted at the mine while only 58,687 tons grading 0.17 ounces of gold per ton were processed during the first quarter. The mill will be capable of processing this inventory along with the ore produced during the second quarter. Given the lower grades obtained during the first quarter and the appreciation of the Canadian dollar, the cash cost for the 6,962 ounces of gold sold was US$334 per ounce compared with US$244 for the 11,452 ounces sold during the first quarter of 2003. Production forecasts indicate that grades will improve as of the second quarter.

At the Hammerdown Mine, sales totalled 5,221 ounces of gold produced at a cash cost of US$323 compared with sales of 6,076 ounces at a cash cost of US$233 for the same period in 2003. This increase in the per-ounce cost is mainly attributable to lower grades, which averaged 0.33 ounces of gold per ton, compared with 0.43 ounces per ton for the first quarter of 2003. Since recent exploration work at the Hammerdown Mine has not identified additional reserves, the mine is scheduled to cease operations at the end of the second quarter of 2004 due to the depletion of its reserves.

Advanced exploration projects

East Amphi

The surface installations and the underground ramp portal have been completed at the East Amphi property. The ramp will be driven to a vertical depth of 650 feet to facilitate drilling in the main zone. The surface drilling currently under way will improve knowledge of the deposit near the surface. The objective of the exploration program, which is budgeted at $7 million for 2004, is to define a major portion of the 250,000 ounces of gold resources. Richmont Mines will then be in a position to evaluate its options to advance the East Amphi property into production.

Valentine Lake

Following the announcement of the exploration results on the Valentine Lake property in Newfoundland, Richmont Mines will initiate a second exploration program in June 2004, drilling an additional 10,000 feet. With zones located near surface, a high average grade and thicknesses of up to 40 feet, this is the most important project for Richmont Mines in Newfoundland.

Island Gold

Patricia Mining has received the authorizations required to initiate approximately $2.5 million in exploration work on the Island Gold project located near Wawa, Ontario. Upon completion of this program, Richmont Mines will review the project and will be entitled to bring this property into commercial production by investing up to $10 million in development work. The Company will thus obtain a 55% in this project, where Patricia Mining has identified resources of approximately 544,000 ounces of gold.

Outlook

Richmont Mines is actively pursuing the development of its mining assets while continuing to seek new gold projects. The Company has no long-term debt and, as of March 31, 2004, had working capital of $30 million. It has no hedging contracts for gold.

Louis Dionne President

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

FINANCIAL DATA
		Three-month period ended March 31
	(CAN$)	2004	2003

Revenues		6,882,221	9,695,650
Net earnings (loss)		(1,122,160)	197,760
Net earnings (loss) per share		(0.07)	0.01
Cash flow from operations
before net change in
non-cash working capital		397,713	1,375,921
Average selling price of gold per ounce		US$417	US$371
Weighted average number of common shares
outstanding		16,180,063	15,854,798

	(CAN$)	March 31, 2004	December 31, 2003

Working capital		30,289,788	31,183,975

PRODUCTION AND SALES DATA
	Three month period ended March 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Hammerdown	2004	5,396	5,221	US$323
	2003	7,657	6,076	US$233
Beaufor	2004	9,817	6,962	US$334
	2003	12,004	11,452	US$244
Total	2004	15,213	12,183	US$329
	2003	19,661	17,528	US$240
		2003 average exchange rate: US$1 = CAN$1.40
		2004 average exchange rate: US$1 = CAN$1.30

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto - Amex